Financial Statements

LPBP Inc.

October 31, 2009

AUDITORS’ REPORT

To the Shareholders of LPBP Inc.

We have audited the statements of financial position of LPBP Inc. (the “Company”) as of October 31, 2009 and 2008 and the statements of net income and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
February 16, 2010	Licensed Public Accountants

Statements of Financial Position

As at October 31
[Thousands of Canadian dollars]	2009	2008 (Revised -note 6)
Assets
Cash	$391	$1,471
Prepaid expenses	151	50
Income taxes receivable	28	780
Assets held in trust with MDS Inc. [note 4]	-	107,017
Total assets	$570	$109,318

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 8]	$67	$61
	$67	61
Shareholders’ equity [note 5]
Common shares – Class A	-	-
Common shares – Class B	273	9,763
Retained earnings	230	99,494
	503	109,257
Total liabilities and shareholders’ equity	$570	$109,318
See accompanying notes

On behalf of the Board of Directors:
/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Net Income and Comprehensive Income

Years ended October 31
[Thousands of Canadian dollars, except for per share information]		2009		2008	2007 (Revised -Note 6)
Equity in earnings of investee: – operations – gain on sale of operations	$	- -	$	- -	$20,759 691,264

General and administration		(445)		(429)	(1,144)
Income/(loss) before income taxes and interest		(445)		(429)	710,879
Interest income [note 4]		613		4,240	6,543
Income before income taxes		168		3,811	717,422
Income tax expense-current [note 6]		(96)		(8,585)	(48,761)
Income tax recovery (expense) – future [note 6]		-		8,250	(15,525)
Net income and comprehensive income		$72		$3,476	$653,136
Earnings per share – basic and diluted [note 7]		$-		$-	$0.06
See accompanying notes

Statements of Retained Earnings

Years ended October 31
[Thousands of Canadian dollars]	2009	2008	2007 (Revised – note 6)
Retained earnings, beginning of period	$99,494	$96,018	$44,483

Net income and comprehensive income	72	3,476	653,136

Dividends paid - Class A common shares - Class B non-voting shares	(935)	-	(615)
	(98,401)	-	(598,172)
Distribution on Class A common shares in excess of stated capital	-	-	(2,814)
Retained earnings, end of period	$230	$99,494	$96,018
See accompanying notes

Statements of Cash Flows

Years ended October 31
[Thousands of Canadian dollars]	2009	2008	2007 (Revised – note 6)
Operating activities
Net income	$72	$3,476	$653,136
Items not affecting current cash flows:
Tax loss benefit realized	-	-	(62,404)
Future income tax expense	-	(8,250)	78,157
Equity earnings of investee	-	-	(712,023)
	72	(4,774)	(43,134)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	(101)	4	11
Accounts payable and accrued liabilities	6	(52)	12
Income taxes	752	(49,952)	48,925
	729	(54,774)	5,814

Investing activities
Proceeds on disposal of Labs LP	-	-	704,100
Decrease (increase) in assets held in trust for the Company by MDS Inc.	107,017	55,900	(115,010)
Distribution received from MDS Lab Services LP	-	-	20,243
	107,017	55,900	609,333

Financing activities
Return of share capital- Class B non -voting shares [note 5]	(9,490)	-	(30,044)
Dividends paid [note 5]	(99,336)	-	(598,787)
	(108,826)	-	(628,831)
Net increase (decrease) in cash position during the year	(1,080)	1,126	(13,684)
Cash position, beginning of year	1,471	345	14,029
Cash position, end of year	$391	$1,471	$345

Cash income taxes paid/(refunded)	$(691)	$58,537	$-
Cash interest paid	$-	$-	$-
See accompanying notes

Notes to Financial Statements
[All amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

(a)
Effective May 1, 2004, LPBP Inc. (“LPBP” or “the Company” and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. (“MDS”) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of MDS pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares of the  Company and 47.5% of the voting shares of the Company.

Since the reorganization, the Company has not operated an active business. Instead, the Company held an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, was not active in the management of either partnership.

The Company was entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. The Company was required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

Since the Arrangement, the Company was able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP.

(b)
 The Company has adopted an unclassified balance sheet whereby assets and liabilities are not distinguished between current and non-current. The Company believes that an unclassified balance sheet better reflects the nature of the Company’s operations.

2. Summary of Significant Accounting Policies

The financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant accounting policies are as follows:

Financial instruments
The Company has classified its cash as held-for-trading. Assets formerly held in trust for the Company by MDS were classified as held-for-trading and measured at fair value. Accounts payable and accrued liabilities have been classified as other financial liabilities which are measured at amortized cost.

Income taxes
The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Recent accounting pronouncements

The Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare both current and comparative financial information using IFRS.

While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements. Due to the limited scope of the Company’s present operations, the Company has not yet invested significant resources in planning for the adoption of IFRS.  Based on the Company’s preliminary review, there is no financial impact due to the transition to IFRS.

4. Assets held in trust with MDS Inc.

On October 4, 2006, MDS agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion (the MDS Sale). MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February, 2007 to be held by MDS in trust for the benefit of the Company. During the three months ended April 30, 2009, the Company received the amount of $107 million (being the amount remaining after payment of Company operating expenses and income taxes) resulting in $nil being held by MDS as at October 31, 2009 (2008 - $107 million).

Effective January 1, 2008, the Company has received interest and investment returns based on the Bank of Canada bank rate less 0.3%. The Company earned interest income of $613 for the twelve months ended October 31, 2009 (2008 - $4,240).

5.  Share Capital

Authorized
Unlimited number of Class A shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-voting shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	2009	2008
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 9,763
Closing balance	11,229,117	273	9,763

Dividends may be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year. During the year, the Company paid to the Class B shareholders a dividend of $98,401 and $9,490 for return of capital for a total payment of $0.009689, per class B share and to the Class A shareholders a dividend of $935 or $0.0099 per Class A share.

6. Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC-110, “Accounting for acquired future tax benefits in certain purchase transactions that are not business combinations”. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset was recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit was amortized based on the ratio of income tax expense in proportion to the net reduction in the future tax asset arising from the transaction. As at October 31, 2009, the Company had realized all of its tax carryforwards.

Provision
The Company’s effective tax rate has the following components:

Years ended October 31	2009	2008	2007
	%	%	%
Combined Canadian federal and provincial tax rate	33.0	33.9	36.1
Increase (decrease) in tax rate as a result of:
Capital gain on partnership sale	-	-	(17.3)
Benefit of previously unrecognized tax losses	-	-	(9.9)
Tax adjustments and amended returns	21.1	(22.0)	-
Change in deferred tax rate	-	(6.7)	-
Other	3.0	3.6	-
Effective income tax rate	57.1	8.8	8.9

In 2009, the Company amended certain prior year tax returns resulting in a net recovery of tax of $207. The prior years’ financial statements have been revised to reflect this tax recovery in the appropriate period.

7.  Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each year ended October 31, 2009 and October 31, 2008 was negligible.

8.  Related Party Transactions

MDS is a related party of the Company and the transactions with MDS and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company had the following transactions with MDS and its affiliates for the years ended October 31, 2009 and October 31, 2008:

Years ended October 31
	2009	2008
Transactions
Interest income [note 4]	$613	$4,240
General and administration	48	48

As of October 31 2009 and October 31, 2008, amounts held by MDS in trust and accounts payable were as follows:

	2009	2008
Balances
Assets held in trust for the Company by MDS Inc.	$ -	$107,017
Accounts payable and accrued liabilities to
MDS Inc. and affiliates	12	12

9. Financial Instruments

No assets are held in trust for the Company by MDS at October 31, 2009.

10. Management of Capital

The Company defines capital that it manages as shareholders’ equity. The Company’s objective when managing capital was to provide optimal returns for its shareholders.